# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SolarMax Technology, Inc., CIK 0001519472
CUSIP: 83419H103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3080 12TH STREET, RIVERSIDE, California (CA), 92507
Date of event which requires filing of this statement: 02/27/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001771540

## Reporting persons
- Hsu Bingwen David: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,460,730; shared voting power 0; sole dispositive power 5,460,730; shared dispositive power 0; aggregate amount beneficially owned 5,460,730 (11.7% of the class)

## Item 1. Issuer
Name of issuer: SolarMax Technology, Inc.
Address of issuer's principal executive offices: 3080 12TH STREET, RIVERSIDE, CALIFORNIA, 92507.

## Item 2. Person Filing
Name of person filing: David Hsu
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:
3080 12th Street, Riverside, California 92507
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,460,730
Percent of class: 11.7%
Sole power to vote or to direct the vote: 5,460,730
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,460,730
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hsu Bingwen David: /s/ David Hsu, Chief Executive Officer (02/14/2025)